January 5, 2011

Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549

Re:	Allot Communications Ltd.
Registration Statement on Form F-3 (File No. 333-171053)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Allot Communications Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-171053), as amended, to 4:00 p.m., Eastern Time, on Friday, January 7, 2011, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP, counsel to the Company.

Sincerely,

ALLOT COMMUNICATIONS LTD.

By:	/s/ Nachum Falek
Name: Nachum Falek
Title: Chief Financial Officer